December 20, 2016

Via EDGAR Submission and Courier

Mr. David Lin, Staff Attorney

Office of Financial Services

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

Re:	FBR & Co.

Registration Statement on Form S-3

Filed November 10, 2016

File No. 333-214564

Dear Mr. Lin:

This letter is submitted in response to the comment letter of the Staff of the Office of Financial Services (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated December 6, 2016 with regard to FBR & Co.’s (the “Company,” “we,” “us” or “our”) above referenced Registration Statement on Form S-3 (File No. 333-214564)(the “Registration Statement”) filed on November 10, 2016.

For convenience of reference, we have repeated your comments below in italics followed by our responses. In addition, we have enclosed a marked copy of Amendment No. 1 to the Registration Statement (“Amendment No. 1”) that was filed with the Commission today and is marked to indicate changes from the Registration Statement. All references in this letter to page numbers and captions correspond to the page numbers and captions set forth in Amendment No. 1. Defined terms used herein but not otherwise defined have the meanings given to them in Amendment No. 1.

Description of Capital Stock, page 7

Preferred Stock and Depository Shares, page 7

1.	Please describe the general nature of the material terms that may be contained in the depository shares, as required by Item 202(f) of Regulation S-K and Item 9 of Form S-3.

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 8-10 of Amendment No. 1 to describe the general nature of the material terms that may be contained in the depository shares.

FBR & Co. . 1300 North 17th Street, Suite 1400 . Arlington, VA 22209 . 703.312.9500 . 800.846.5050 . www.fbr.com

Description of Debt Securities, page 10

2.	Please describe all of the material terms of the debt securities, as required by Item 202(b) of Regulation S-K and Item 9 of Form S-3. For example, please disclose what constitutes an event of default as required by Item 202(b)(6) of Regulation S-K.

The Company acknowledges the Staff’s comment and has revised the disclosure on page 13 and pages 16-26 of Amendment No. 1 to describe all of the material terms of the debt securities as required by Item 202(b) of Regulation S-K and Item 9 of Form S-3.

Exhibit 5.2 – Opinion of Wachtell, Lipton, Rosen & Katz

3.	Please have counsel expand opinion (1) to also opine that the depository shares will entitle the holders to the rights specified in the deposit agreement and the depository receipts. For guidance, please refer to Section II.B.1.d of Staff Legal Bulletin No. 19.

The Company acknowledges the Staff’s comment and Wachtell, Lipton, Rosen & Katz has revised its opinion on Exhibit 5.2 of this Amendment No. 1 to opine that the depository shares will entitle the holders to the rights specified in the deposit agreement and the depository receipts.

The Company respectfully believes that the responses above and the proposed revisions to the disclosure contained in Amendment No. 1 are responsive to the Staff’s comments. If you have any questions or further comments, please feel free to contact me at (703) 312-9568

Sincerely,

/s/ Gavin A. Beske

Gavin A. Beske

Senior Vice President and General Counsel

Enclosure

FBR & Co. . 1300 North 17th Street, Suite 1400 . Arlington, VA 22209 . 703.312.9500 . 800.846.5050 . www.fbr.com